Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Solaris Resources Inc. (“Solaris” or the “Company”)

Suite 555 - 999 Canada Place

Vancouver, British Columbia V6C 3E1

Item 2.	Date of Material Change

May 21, 2024

Item 3.	News Release

A news release announcing the material change was disseminated through the facilities of Newswire on May 21, 2024 and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On May 21, 2024, Solaris announced the voluntary termination of its previously announced minority equity investment.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On May 21, 2024, Solaris announced the voluntary termination of its previously announced minority equity investment intended to support the growth of the Warintza Project (“Warintza” or “the Project”) in Ecuador, including the potential major purchase of an adjacent asset. After four months of Canadian regulatory review in an evolving environment, approval has not been obtained and the transaction no longer adequately reflects market value. The Company remains funded for its 2024 and 2025 Warintza baseline programs and key deliverables with an additional US$40 million available through the offtake financing package announced in December and will pursue a focused strategy that maximizes long-term shareholder value with enhanced strategic flexibility.

Summary

●	Solaris announced the voluntary termination of its minority equity investment intended to support an expansion of activities at Warintza, including the potential major purchase of an adjacent asset

●	The transaction was priced at a 14% premium, however, Solaris’ share price has increased by greater than 35% in the four months since announcement and the transaction no longer adequately reflects market value

●	Even with significant appreciation, Solaris’ share price has underperformed peers in the recent sector rally due to the overhang of Canadian regulatory uncertainty in an environment of heightened domestic political sensitivity

●	Given the minority investment nature of the transaction and that it involved assets outside of Canada with a use of proceeds to expand Canadian interests in critical minerals, the parties expected regulatory approval within the four months that have now elapsed

●	The inability to complete the transaction in a reasonable timeframe and remaining regulatory uncertainty together with the unattractive pricing in the context of the market are unfair to the Company’s shareholders and the investor

●	In addition, the Company is pursuing the recently awarded option to acquire ~40,000 hectares adjacent to Warintza, with fieldwork already underway on a target with a similar geological and “bullseye” geophysical signature as the Warintza cluster (refer to release dated April 30, 2024)

●	The Company remains funded for 2024 and 2025 Warintza baseline programs and key deliverables with a further US$40 million available through the offtake financing package announced in December

●	The Company reiterates the Warintza Project timeline with expected delivery of an Environmental Impact Assessment in H2/24 and a Pre-Feasibility Study in H2/25

Qualified Person

The scientific and technical content herein has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Tom Ladner

Vice President, Legal

(604) 638-1470

Item 9.	Date of Report

May 24, 2024